UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
"Washington, D.C. 20549"

SCHEDULE 13G

(Name of Issuer)
	"Computer Associates International, Inc."

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	204912109

NAME OF REPORTING PERSON
Private Capital Management

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER	43970307
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	43970307

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	43970307

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	7.7%

TYPE OF REPORTING PERSON
IA

NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	1505300
SHARED VOTING POWER 	44084407
SOLE DISPOSITIVE POWER 	1505300
SHARED DISPOSITIVE POWER 	44084407

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	45589707

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	7.9%

TYPE OF REPORTING PERSON
IN


NAME OF REPORTING PERSON
Gregg J. Powers

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	300000
SHARED VOTING POWER 	43970307
SOLE DISPOSITIVE POWER 	300000
SHARED DISPOSITIVE POWER 	43970307

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	44270307

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	7.7%

TYPE OF REPORTING PERSON
IN


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	"Computer Associates International, Inc."
(b)Address of Issuer: 	"One Computer Associates Plaza, Islandia, NY 11749"

Item 2.
(a)Name of Person Filing:  See Exhibit 1
"(b)Address of Person Filing: 8889 Pelican Bay Blvd., Naples, FL  34108"
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	204912109

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership
(a)Amount Beneficially Owned:  See Exhibit 1
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
"        By signing below I certify that, to the best of my"
"knowledge and belief, the securities referred to above were" acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and "belief, I certify that the information set forth in this statement" "is true, complete and correct."

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2



                    Exhibit 1


Item 2.
(a) Name of Person Filing
"     1)  Private Capital Management, L.P."
     2) *Bruce S. Sherman
     3) *Gregg J. Powers

(c)Citizenship
     1)  Florida
     2)  U.S.
     3)  U.S.

Item 4.
(a) Amount Beneficially Owned
     1) 	43970307
     2) 	45589707
     3) 	44270307

(b) Percent of Class
     1) 	7.7%
     2) 	7.9%
     3) 	7.7%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  	0
         2)  	1505300
         3)  	300000

   (ii)  shared power to vote or to direct the vote
         1) 	43970307
         2)  	44084407
         3)  	43970307

   (iii) sole power to dispose or to direct the disposition of
         1)  	0
         2)  	1505300
         3)  	300000

   (iv)  shared power to dispose or to direct the disposition of
         1)  	43970307
         2)  	44084407
         3)  	43970307

* Bruce S. Sherman is CEO of Private Capital Management (PCM)
"and Gregg J. Powers is President of PCM. In these capacities, Messrs." Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and managed by PCM.
Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.

Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and "belief, I certify that the information set forth in this statement" "is true, complete and correct."

"Date:  February 15, 2002"




_____________________________________
Bruce S. Sherman
"as CEO, PCM"
"as, individual, as applicable"





______________________________________
Gregg J. Powers
"as President, PCM"
"as, individual, as applicable"